
02036597

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAY 14 2002
WASH. D.C.
152
SECTION

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934

For fiscal year ended November 12, 2001

Commission File No. 1-442

BOEING - OAK RIDGE VOLUNTARY SAVINGS PLAN

THE BOEING COMPANY
7755 East Marginal Way South
M/C 11-57
Seattle, Washington 98108

BOEING – OAK RIDGE VOLUNTARY SAVINGS PLAN

INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOEING - OAK RIDGE VOLUNTARY SAVINGS PLAN

By [signature]
Scott M. Buchanan
Director, Employee Benefits Operations

Date: MAY 6 2002

BOEING – OAK RIDGE VOLUNTARY SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1, 2001, THROUGH NOVEMBER 12, 2001, AND YEAR ENDED DECEMBER 31, 2000, AND INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP

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BOEING – OAK RIDGE VOLUNTARY SAVINGS PLAN

TABLE OF CONTENTS

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INDEPENDENT AUDITORS' REPORT

Employee Benefit Plans Committee and Members
The Boeing Company
Seattle, Washington

We have audited the accompanying statements of net assets available for benefits of the Boeing – Oak Ridge Voluntary Savings Plan (the Plan) as of November 12, 2001, and December 31, 2000, and the related statements of changes in net assets available for benefits for the period from January 1, 2001, through November 12, 2001, and the year ended December 31, 2000. These financial statements are the responsibility of the Employee Benefit Plans Committee of The Boeing Company (the Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan present fairly, in all material aspects, the net assets available for benefits as of November 12, 2001, and December 31, 2000, and the changes in net assets available for benefits for the period from January 1, 2001, through November 12, 2001, and the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective November 12, 2001, the Plan was merged into The Boeing Company Voluntary Investment Plan. The assets and liabilities of the Plan were transferred to The Boeing Company Voluntary Investment Plan and Employee Financial Security Plan Master Trust.

Deloitte & Touche LLP

April 30, 2002

BOEING – OAK RIDGE VOLUNTARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 12, 2001, AND DECEMBER 31, 2000

	2001	2000
ASSETS:		
Investments at contract value:		
Guaranteed investment contracts	$ –	$ 3,410,879
Investments at fair value:		
Mutual funds		6,718,955
Boeing common stock		515,034
Loans to members		483,602
Total assets		11,128,470
LIABILITIES:		
Administrative expenses payable		1,922
NET ASSETS AVAILABLE FOR BENEFITS	$ –	$ 11,126,548

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See notes to financial statements.

BOEING – OAK RIDGE VOLUNTARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
PERIOD FROM JANUARY 1, 2001, THROUGH NOVEMBER 12, 2001,
AND YEAR ENDED DECEMBER 31, 2000

	2001	2000
ADDITIONS:		
Member contributions	$ 843,284	$ 876,980
Employer contributions	332,486	330,870
Investment income	346,923	392,462
Net depreciation in fair value of investments	(1,003,738)	(172,032)
Total additions	518,955	1,428,280
DEDUCTIONS:		
Benefits and withdrawals	186,669	378,591
Administrative expenses	35,459	23,011
Total deductions	222,128	401,602
NET ADDITIONS	296,827	1,026,678
TRANSFER OF MEMBER ACCOUNTS	(11,423,375)	–
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	11,126,548	10,099,870
End of year	$ –	$ 11,126,548

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See notes to financial statements.

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the Boeing – Oak Ridge Voluntary Savings Plan (the Plan) provides only general information. Members should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan was a defined contribution savings plan that covered substantially all hourly employees of Boeing – Oak Ridge Co. (the Company). Eligible employees, as defined by the Plan, were able to elect to participate on the first day of the month following their employment commencement date.

Investors Bank & Trust Company served as trustee from April 21, 2000, to May 31, 2001. Sterling Trust Company served as custodian from June 1, 2001, to November 12, 2001.

Effective November 12, 2001, based on the closing market values as of November 9, 2001, the Plan was merged into the Boeing Company Voluntary Investment Plan (the VIP), the assets of which were held in The Boeing Company Voluntary Investment Plan and Employee Financial Security Plan Master Trust (the VIP/FSP Master Trust). Sterling Trust Company was terminated as custodian for the assets of the Plan, and State Street Bank and Trust Company (State Street) was named as the trustee under the VIP/FSP Master Trust. The market value of the assets transferred from Sterling Trust Company to State Street was as follows:

Stable Value Fund (Guaranteed investment contracts) (Fund A)	$ 5,915,723
Independence Balanced Fund (Fund B)	980,504
Independence Diversified Core Equity Fund II (Fund C)	2,613,475
Boeing Stock Fund	1,464,932
Loans	448,741
	$ 11,423,375

Each fund's assets were transferred to an investment fund in the VIP. The Stable Value Fund was transferred in-kind to State Street's VIP Stable Value Fund. The Boeing Stock Fund was transferred in-kind. The Independence Balanced Fund and the Independence Diversified Core Equity Fund II were liquidated and the proceeds transferred to State Street's Balanced Index Fund and S&P 500 Index Fund, respectively. The loan assets were transferred to a State Street loan account.

Contributions: Under terms of the Plan, members were able to make contributions by electing to defer between 1% and 15% of their base compensation, subject to statutory limitations, with the Company contributing an amount equal to 50% of the first 6% of the member's contributions to the Plan. Members' account balances were valued on a daily basis. Members could elect to change their elective contribution percentage once each month.

Vesting: Members were immediately vested in their elective contributions and earnings thereon. Vesting in Company contributions occurred in increments of 20% for each year of employment, with the employee being 100% vested after the fifth year. Employees could also become 100% vested at age 65.

Loans: Members were permitted to borrow up to 50% of their elective account balance. The Plan required that loans must be at least $1,000 and not exceed $50,000. The interest rate on new loans was set every month equal to the prime rate published in the *Wall Street Journal* as of the last business day of the month preceding the date of the loan. The range of interest rates was 6.0% to 9.5% for the period from January 1, 2001, through November 12, 2001. Loan repayments, consisting of principal and interest, were made through regular payroll deductions over a period of up to 60 months for personal loans and over a longer period for loans used to finance the purchase of a principal residence. Interest on loans was credited to the member's account. If a member's employment terminated for any reason and the loan was not repaid in full within 90 days, the remaining unpaid balance was cancelled and became taxable income to the member or, in the case of death, the member's beneficiary.

Benefits: Benefits were payable as a lump sum to members upon termination of service or, in the case of death, to the member's beneficiary. Upon termination members could elect to defer receipt of payment. Members who reached age 65 prior to retirement could have the option of receiving benefits in equal monthly installments over five or 10 years. A member who reached age 70½ and remained employed April 1 following the year the member reached age 70½ could elect to receive payment or, if no election was made, payment was deferred until termination of service.

Withdrawals: Member withdrawals from elective contribution accounts were subject to certain hardship rules provided by the Plan. Company contributions could be fully withdrawn upon termination of employment, subject to certain vesting restrictions which limited withdrawal if the employee had less than five years of vesting service.

Investments: Upon enrollment in the Plan, members were able to direct their contributions to the four investment options of the Plan. Funds were valued daily, and members could elect to change their investment allocations on a daily basis. Contributions received, but not yet allocated, and benefit payments awaiting payment were held in the Short Term Investment Fund.

The following investment descriptions were provided by Plan management and have not been subjected to audit procedures:

Guaranteed investment contracts (GICs): Investment contracts with John Hancock Life Insurance Company, Travelers Life and Annuity Insurance Company, New York Life Insurance Company, and Metropolitan Life Insurance Company (collectively, the Insurance Companies).

Independence Balanced Fund: A mutual fund that invests in a balanced portfolio allocated between equity securities and fixed income securities.

Independence Diversified Core Equity Fund II: A mutual fund that invests in equity securities.

Boeing Stock Fund: A fund that invests in common stock of The Boeing Company (Boeing).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments: Investments were valued as follows:

- Guaranteed investment contracts were valued at contract value.

- Shares in mutual funds were valued at quoted market prices, which represented the net asset value as of the last trading day of the year.

- Shares in Boeing stock were valued at quoted market prices, which represented security values as of the last trading day of the year.

- Member loans were valued at cost, which approximated fair value.

Investment income was accrued as earned. Investment transactions were recorded on their trade date. The net appreciation in fair value of investments included both realized and unrealized gains or losses and was calculated as the difference between the fair value of the assets at the beginning of the Plan year or purchase date in the current year and the fair value of the assets at the end of the year or sales date.

Insurance contracts excluded from Plan assets: Upon retirement, members could elect to receive a lump-sum payment or equal installment payments for five or 10 years. When the latter election was made, the Plan purchased an annuity contract from a life insurance company selected by the Employee Benefit Plans Committee of The Boeing Company. These contracts were excluded from Plan assets.

Forfeitures: Upon termination of service, any portion of the balance in a member's Company account that was not vested was forfeited and applied to reduce the amount of Company contributions otherwise payable. The amounts forfeited in 2001 and 2000 were $-0- and $6, respectively.

Benefits and withdrawals: Benefits and withdrawals were recorded when paid.

Expenses: Effective January 1, 2000, the Plan was amended to allow additional expenses considered necessary and proper to be paid by the Plan except for those expenses the Company was required by law or chose to pay.

NOTE 3: GUARANTEED INVESTMENT CONTRACTS

The Plan provided GICs with the Insurance Companies as a participant-directed investment vehicle for members. The contracts were included in the financial statements at contract value (which represented contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they were fully benefit responsive. There were no reserves against contract value for credit risk of the contract issuer or otherwise. The yield and crediting rates for the period from January 1, 2001, through November 12, 2001, and year ended December 31, 2000, ranged from 5.48% to 7.29% for each period.

NOTE 4: INVESTMENTS

During the period from January 1, 2001, through November 12, 2001, and year ended December 31, 2000, net realized and unrealized gain (loss) on investments by type of investment (including investments bought and sold, as well as held during the year) was as follows:

	2001	2000
Mutual funds	$ (621,147)	$ (323,012)
Boeing common stock	(382,591)	150,980
Net depreciation in fair value of investments	$ (1,003,738)	$ (172,032)

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The following investments represented 5% or more of the Plan's assets available for benefits at November 12, 2001, and December 31, 2000:

Issuer	Description	Contract value/ Fair market value	
		2001	2000
John Hancock Life Insurance Company	Guaranteed investment contract, 6.60%, due 12/31/01	$ –	$ 693,062
Metropolitan Life Insurance Company	Guaranteed investment contract, 7.29%, due 12/31/02		1,248,028
John Hancock Life Insurance Company	Independence Diversified Core Equity Fund II		3,852,102
John Hancock Life Insurance Company	Independence Balanced Fund		983,804
John Hancock Life Insurance Company	Short Term Investment Fund		1,883,049

NOTE 5: TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated May 9, 2000, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended since receiving the determination letter. However, the Plan administrator believes that the Plan was designed and was currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's tax-exempt status was not affected, and no provision for income taxes was included in the Plan's financial statements.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-35324 of The Boeing Company on Form S-8 of our report dated May 3, 2002, appearing in this Annual Report on Form 11-K of the Boeing – Oak Ridge Voluntary Savings Plan for the period from January 1, 2001, through November 12, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Seattle, Washington
May 8, 2002